UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

         Under the Securities Exchange Act of 1934 (Amendment No. ____)*

                              24/7 REAL MEDIA, INC.
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    910314104
                                    ---------
                                 (CUSIP Number)

                                 Susanne McNeil
                          PubliGroupe USA Holding, Inc.
                            11100 Santa Monica Blvd.
                          Los Angeles, California 90025
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Brad Schwartzberg, Esq.
                               Davis & Gilbert LLP
                                  1740 Broadway
                            New York, New York 10019
                                 (212) 468-4800

                                October 30, 2001
                                ----------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), (f) or (g), check the following box. |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
CUSIP No. 910314104   |
-----------------------

-------- -----------------------------------------------------------------------
1      | NAMES OF REPORTING PERSONS
       | I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
       |          PUBLIGROUPE USA HOLDING, INC.
       |                                                13-3604876
-------- -----------------------------------------------------------------------
2      | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
       | (a)
       | (b)
-------- -----------------------------------------------------------------------
3      | SEC USE ONLY
       |
-------- -----------------------------------------------------------------------
4      | SOURCE OF FUNDS (See Instructions)
       |                                                    OO
-------- -----------------------------------------------------------------------
5      | CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
       | IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
       |
-------- -----------------------------------------------------------------------
6      | CITIZENSHIP OR PLACE OF ORGANIZATION
       |                                                 Delaware
-------- -----------------------------------------------------------------------
                      | 7     | SOLE VOTING POWER
                      |       |
                      |       |                 0 (SEE ITEM 5)
                        ------- ------------------------------------------------
      NUMBER OF       | 8     | SHARED VOTING POWER
        SHARES        |       |
     BENEFICIALLY     |       |              7,745,518 (SEE ITEM 5)
       OWNED BY         ------- ------------------------------------------------
         EACH         | 9     | SOLE DISPOSITIVE POWER
      REPORTING       |       |
     PERSON WITH      |       |                 0 (SEE ITEM 5)
                        ------- ------------------------------------------------
                      | 10    | SHARED DISPOSITIVE POWER
                      |       |
                      |       |              7,745,518 (SEE ITEM 5)
--------- ----------------------------------------------------------------------
11      | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        |
        |                      7,745,518 (SEE ITEM 5)
--------- ----------------------------------------------------------------------
12      | CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        |
--------- ----------------------------------------------------------------------
13      | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        |
        |                      15.3% (SEE ITEM 5)
--------- ----------------------------------------------------------------------
14      | TYPE OF REPORTING PERSON (See Instructions)
        |                             CO
--------- ----------------------------------------------------------------------

----------------------
CUSIP No. 910314104  |
----------------------

--------- ----------------------------------------------------------------------
1       | NAMES OF REPORTING PERSONS
        | I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
        |         PUBLIGROUPE S.A.
        |
--------- ----------------------------------------------------------------------
2       | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
        | (a)
        | (b)
--------- ----------------------------------------------------------------------
3       | SEC USE ONLY
        |
--------- ----------------------------------------------------------------------
4       | SOURCE OF FUNDS (See Instructions)
        |                                     OO
--------- ----------------------------------------------------------------------
5       | CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
        | IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
        |
--------- ----------------------------------------------------------------------
6       | CITIZENSHIP OR PLACE OF ORGANIZATION
        |                                SWITZERLAND
--------- ----------------------------------------------------------------------
                      | 7     | SOLE VOTING POWER
                      |       |
                      |       |                 0 (SEE ITEM 5)
                        ------- ------------------------------------------------
      NUMBER OF       | 8     | SHARED VOTING POWER
        SHARES        |       |
     BENEFICIALLY     |       |              7,745,518 (SEE ITEM 5)
       OWNED BY         ------- ------------------------------------------------
         EACH         | 9     | SOLE DISPOSITIVE POWER
      REPORTING       |       |
     PERSON WITH      |       |                 0 (SEE ITEM 5)
                        ------- ------------------------------------------------
                      | 10    | SHARED DISPOSITIVE POWER
                      |       |
                      |       |              7,745,518 (SEE ITEM 5)
--------- ----------------------------------------------------------------------
11      | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        |
        |                      7,745,518 (SEE ITEM 5)
--------- ----------------------------------------------------------------------
12      | CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        |
--------- ----------------------------------------------------------------------
13      | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        |
        |                      15.3% (SEE ITEM 5)
--------- ----------------------------------------------------------------------
14      | TYPE OF REPORTING PERSON (See Instructions)
        |                             CO
--------- ----------------------------------------------------------------------

Item 1.   Security and Issuer.

          This Statement on Schedule 13D (this "Statement") relates to the common stock, $.01 par value per share (the "Common Stock"), of 24/7 Real Media, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1250 Broadway, New York, New York 10001.

Item 2.   Identity and Background.

          This Statement is being jointly filed by PubliGroupe S.A. and its wholly owned subsidiary, PubliGroupe USA Holding, Inc. ("PubliGroupe USA"), which are hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated as of July 11, 2002, a copy of which is filed with this Statement as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

1.        (a)       PubliGroupe USA is a Delaware corporation.

          (b) PubliGroupe USA's principal business office is located at 11100 Santa Monica Blvd., Los Angeles, California 90025.

          (c) PubliGroupe USA is a holding company. Its sole business is to hold equity investments in various companies, including the shares of Common Stock described in Item 5 below.

          (d) PubliGroupe USA has not, and to the best of its knowledge, none of the persons listed on Schedule A hereto has, during the last five years been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e) PubliGroupe USA has not, and, to the best of its knowledge, none of the persons listed on Schedule A hereto has, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2.        (a)       PubliGroupe S.A. is a corporation organized under the laws of Switzerland.

          (b) PubliGroupe S.A.'s principal business office is located at Avenue des Toises 12, CH-1002 Lausanne, Switzerland.

          (c) PubliGroupe S.A. is a company in the media and advertising business.

          (d) PubliGroupe S.A. has not, and to the best of its knowledge, none of the persons listed on Schedule B hereto has, during the last five years been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e) PubliGroupe S.A. has not, and, to the best of its knowledge, none of the persons listed on Schedule B hereto has, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

In connection with the Merger (as defined below), 34,456.8 shares of common stock of Real Media, Inc., a Delaware corporation ("Real Media"), after giving effect to a 1 for 2000 reverse stock split effected on October 30, 2001, owned by PubliGroupe USA and 6,255,370 shares of preferred stock of Real Media owned by PubliGroupe USA were converted into and became exchangeable for 7,745,518 shares of Common Stock of the Issuer. In addition, PubliGroupe USA loaned to Real Media at the closing of the Merger the sum of $4.5 million in exchange for a five-year note with an interest rate of 4.5%, and loaned an additional $3.0 million to the Issuer ($1.5 million on January 9, 2002 and $1.5 million on May 13, 2002 in exchange for two three-year promissory notes, each with an interest rate of 6%) in accordance with the Merger Agreement (as defined below). The Issuer guaranteed the obligations of Real Media under the first $4.5 million loan.

Item 4.   Purpose of Transaction.

(a)-(j) On October 31, 2001, the Issuer acquired all of Real Media's outstanding common and preferred shares in a transaction whereby an indirect subsidiary of the Issuer was merged with and into Real Media in exchange for 7,745,518 shares of the Issuer's Common Stock (the "Merger") pursuant to the terms and provisions of that certain Agreement and Plan of Merger dated as of October 30, 2001 (the "Merger Agreement") by and among the Issuer, Real Media, PubliGroupe USA and Continuum Holding Corp., a Delaware corporation and a wholly owned subsidiary of the Issuer.

          Pursuant to the Merger Agreement, following the closing of the Merger the Issuer's board of directors was reconstituted to include as directors two nominees of PubliGroupe USA, Philipp Gebert and Moritz Wuttke.

          Except as set forth in this Item 4, the Reporting Persons do not have any present plans that relate to or would result in: the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to the foregoing.

Item 5.   Interest in Securities of the Issuer.

          (a) PubliGroupe USA beneficially and directly owns 7,745,518 shares of Common Stock (the "Shares"), or 15.3% of the outstanding Common Stock.

                    PubliGroupe S.A. beneficially owns all of the outstanding capital stock of PubliGroupe USA.

          (b) By virtue of PubliGroupe USA's direct ownership of the Shares and PubliGroupe S.A.'s ownership and control of PubliGroupe USA, PubliGroupe S.A. and PubliGroupe USA may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the Shares. Neither of the Reporting Persons may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of the Shares.

          (c) Except as described above, the Reporting Persons have not, nor, to their knowledge, has any of the persons named in Schedule A or Schedule B hereto, effected any transactions in shares of the Issuer's Common Stock during the past 60 days or the period of 60 days preceding the date on which this Schedule 13D was required to be filed.

          (d)       Not applicable.

          (e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          PubliGroupe USA has agreed, pursuant to a Lock-up and Standstill Agreement dated October 30, 2001, between each of the Reporting Persons and the Issuer, that until October 30, 2002, PubliGroupe USA will not, and will not permit any of its subsidiaries to, sell, assign, transfer, grant a participation in, pledge, hypothecate or otherwise dispose of any Common Stock or other voting stock of the Issuer or securities exercisable or exchangeable for Common Stock or other voting stock of the Issuer, except for (A) underwritten public sales,
(B) beginning 180 days after October 30, 2001, sales to persons who would not beneficially own, as a result of any such sale, 4% or more of the outstanding Common Stock, (C) transfers pursuant to Rule 144 or 145 provided that during the first 180 days after October 30, 2001 the transfer has been approved by the Issuer, (D) sales pursuant to a tender offer recommended by the Issuer's board of directors, and (E) transfers to any wholly owned subsidiary of PubliGroupe USA who becomes a party to the Lock-up and Standstill Agreement. PubliGroupe USA has also agreed that after October 30, 2002, it will not transfer in excess of
(i) 10% of its initial holdings of Common Stock in any 30-day period or (ii) 20% of its initial holdings of Common Stock in any 90-day period. In addition, each of the Reporting Persons has agreed that until the earlier of (a) October 30, 2004, and (b) the date on which the Issuer's board recommends a merger or other transaction that would result in a third party beneficially owning 50% or more of the Common Stock then outstanding, or a third party acquires 50% of the Common Stock then outstanding, they will not, and will not permit any of their respective subsidiaries to, without the Issuer's prior written consent, subject to certain limited exceptions, (i) acquire or agree or offer to acquire any securities, business or material assets of the Issuer or any of its subsidiaries, (ii) make any proposal to enter into any business combination transaction involving the Issuer or any of its subsidiaries, (iii) participate in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Issuer or any of its subsidiaries in any manner that has not been recommended by the Issuer's board of directors, (iv) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with respect to any voting securities of the Issuer or any of its subsidiaries,
(v) otherwise act to seek to control or influence the management or policies or actions of the Issuer, (vi) disclose any intention, plan or arrangement inconsistent with any of the foregoing, or (vii) advise, assist or encourage any other persons to take any of the foregoing actions.

7.   Material to be Filed as Exhibits.

          1. Agreement Regarding Joint Filing of Schedule 13D dated as of July 11, 2002 by and between PubliGroupe S.A. and PubliGroupe USA Holding, Inc. (filed herewith).

          2. Agreement and Plan of Merger, dated as of October 30, 2001, among 24/7 Media, Inc., Real Media, Inc., PubliGroupe USA Holding, Inc., and Continuum Holding Corp. (incorporated by reference to Exhibit 2.1 of the Issuer's Report on Form 8-K filed with the Commission on November 1, 2001).

          3. Note dated October 30, 2001, issued by Real Media, Inc. in favor of PubliGroupe USA Holding, Inc. (incorporated by reference to Exhibit 2.2 of the Issuer's Report on Form 8-K filed with the Commission on November 1, 2001).

          4. Form of Note by 24/7 Media, Inc. in favor of PubliGroupe USA Holding, Inc. (incorporated by reference to Exhibit 2.3 of the Issuer's Report on Form 8-K filed with the Commission on November 1, 2001).

          5. Guarantee dated October 30, 2001, by 24/7 Media, Inc. in favor of PubliGroupe USA Holding, Inc. (incorporated by reference to Exhibit 2.4 of the Issuer's Report on Form 8-K filed with the Commission on November 1, 2001).

          6. Lock-up and Standstill Agreement, dated October 30, 2001, between PubliGroupe USA Holding, Inc., PubliGroupe S.A. and 24/7 Real Media, Inc. (filed herewith).

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       July 18, 2002


                                  PUBLIGROUPE USA HOLDING, INC.

                                      /s/ Hans-Peter Rohner
                                  By: _________________________
                                       Name: Hans-Peter Rohner
                                       Title:Chairman


                                     /s/ Michael Sultan
                                  By: _________________________
                                       Name:  Michael Sultan
                                       Title: Secretary/Treasurer

                                  PUBLIGROUPE S.A.

                                      /s/ Hans-Peter Rohner
                                  By: _________________________
                                       Name:  Hans-Peter Rohner
                                       Title:  Chief Executive
                                               Officer


                                      /s/ Jean-Denif Briod
                                  By: _________________________
                                       Name:  Jean-Denif Briod
                                       Title: Senior Vice President
                                              and Company Secretary

                                   Schedule A

The name and present principal occupation of each director and executive officer of PubliGroupe USA, Inc. is set forth below. The business address for each person listed below, unless otherwise indicated, is 11100 Santa Monica Blvd., Los Angeles, California 90025. Unless otherwise indicated, each of the directors and executive officers is a United States citizen.

      Name            Title/Principal Occupation          Address
      ----            --------------------------          -------

Hans-Peter Rohner*     Chairman and President;    Avenue des Toises 12, CH-1002,
                       Director                   Lausanne, Switzerland

Nicolas Baumann*       Secretary and Treasurer;   Avenue des Mousquines 4, CH-
                       Director                   1005, Lausanne, Switzerland

Michael Sultan         Assistant Secretary


*  Swiss citizen.

                                   Schedule B

The name and present principal occupation of each director and executive officer of PubliGroupe S.A. is set forth below. The business address for each person listed below, unless otherwise indicated, is Avenue des Toises 12, CH-1002 Lausanne, Switzerland. Unless otherwise indicated, each of the directors and executive officers is a citizen of Switzerland.

      Name                Title/Principal Occupation                         Address
      ----                --------------------------                         -------
Philippe Pidoux           Chairman; Director                       Av. de Montbenon 2, CP 2293,
                                                                   1002 Lausanne CH Switzerland

Fritz Schuhmacher         Vice Chairman; Director;                 Internationale Treuhan AG,
                          Managing Director of                     Hirzbodenweg 103, Postfach 317,
                          Internationale Treuhand A.G.             4020 Basel CH Switzerland

Olivier Burger            Director; Chairman and Managing          PKZ-Burger-Kehl & Co AG,
                          Director of PKZ Burger-Kehl &            Postfach, 8010 Zurich CH
                          Co. AG                                   Switzerland

Roland Burnand            Director; Chartered Accountant at        CoFidinter SA, Av. d'Ouchy 14,
                          Cofidinter S.A.                          1006 Lausanne, CH Switzerland

Adriano Cavadini          Director; Business and management        Via Frasca 3, Case postale 2459,
                          consultant                               6901 Lugano CH Switzerland

Jean Pierre Jeannet       Director; Professor at Babson            Babson College, Babson Park, MA
                          Colege and Instructor at Institute       02457-0310 USA
                          of Management Development

Dieter von Schulthess     Director; Partner at Homberger &         Homburger Rechtsanwalte,
                          Partner law firm                         Weinbergstrasse 56/58,
                                                                   8006 Zurich, CH Switzerland

Hans-Peter Rohner         Chief Executive Officer
Heinz Wagli               Chief Financial Officer
Jean-Denis Briod          Company Secretary
Jean-Paul Nicoulin        Chief Technology Officer
Ernst Grab                Chief Executive Officer -
                          Publipresse
Daniel Hofer              Chief Executive Officer -
                          Publicitas Promotion Network
Robert Schmidli           Chief Executive Officer -
                          PubliDirect
Fondation Jean-Robert     Shareholder *                            c/o RA A. Kessler, Herrenmatt 3,
Gerstenhauer-Grolimund                                             6440 Brunnen CH Switzerland

* Owns 11.27% of the issued share capital of PubliGroupe S.A. and represented on the Board of Directors by Fritz Schuhmacher.

                                    Exhibit 1


                             Joint Filing Agreement

AGREEMENT dated as of July 11, 2002, between PubliGroupe USA Holding, Inc. and PubliGroupe S.A. (collectively, the "Parties").

Each of the Parties hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial interest in shares of common stock, $.01 par value per share, of 24/7 Real Media, Inc. ("Schedule 13D") and it will file the Schedule 13D on behalf of itself.

Each of the Parties agrees to be responsible for the timely filing of the
Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.


                                  PUBLIGROUPE USA HOLDING, INC.

                                      /s/ Hans-Peter Rohner
                                  By: _________________________
                                       Name: Hans-Peter Rohner
                                       Title:Chairman


                                     /s/ Michael Sultan
                                  By: _________________________
                                       Name:  Michael Sultan
                                       Title: Secretary/Treasurer


                                  PUBLIGROUPE S.A.

                                      /s/ Hans-Peter Rohner
                                  By: _________________________
                                       Name:  Hans-Peter Rohner
                                       Title:  Chief Executive
                                               Officer


                                      /s/ Jean-Denif Briod
                                  By: _________________________
                                       Name:  Jean-Denif Briod
                                       Title: Senior Vice President
                                              and Company Secretary

                                    Exhibit 6


                        Lock-Up and Standstill Agreement

          Lock-Up and Standstill Agreement ("Agreement") dated October 30, 2001, between PubliGroupe USA Holding, Inc., a Delaware corporation ("Principal Stockholder"), PubliGroupe S.A., a company organized under the laws of Switzerland ("PubliGroupe Parent") and 24/7 Media, Inc., a Delaware corporation ("Parent").

                                    RECITALS:

          WHEREAS, simultaneously herewith, the parties are entering into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Continuum Holding Corp. shall be merged with and into Real Media, Inc., a Delaware corporation ("Company");

          WHEREAS, Principal Stockholder is the holder of 94.1% of the outstanding shares of Company;

          WHEREAS, Principal Stockholder is a wholly owned subsidiary of PubliGroupe Parent, and

          WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has required that Principal Stockholder agree to the matters set forth herein, and Principal Stockholder is willing to agree to such matters.

          NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

          1. Definitions. Terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

          2. Lock-Up. From the date hereof and until the first anniversary of the Effective Date (the "Lock-Up Period"), Principal Stockholder will not, and will not permit any of its Subsidiaries to, directly or indirectly through another Person, sell, assign, transfer, grant a participation in, pledge, hypothecate or otherwise dispose of ("Transfer") any Parent Common Stock, other voting stock of Parent or securities exercisable or exchangeable for Parent Common Stock or other voting shares other than (A) pursuant to an underwritten public offering, (B) after the period ending 180 days after the Effective Time (the "180-Day Period"), pursuant to a private sale to a "Person" (within the meaning of Section 13(d) of the Exchange Act) who, after giving effect to such sale, would not beneficially own (within the meaning of Rule 13d-3 under the Exchange Act), 4% or more of the outstanding Parent Common Stock, (C) any Transfer pursuant to Rule 144 or 145, if applicable, or any similar rule under the Securities Act, provided that, during the 180-Day Period, such Transfer has been previously approved by Parent (such approval not to be unreasonably withheld or delayed in respect of open-market sales or privately negotiated sales to an institutional investor), (D) pursuant to a tender offer or other transaction recommended by the Board of Directors of Parent (the "Parent Board"), or (E) any Transfer to any wholly owned Subsidiary of Principal Stockholder (each such Subsidiary or third party transferee, a "Permitted Transferee"), which Permitted Transferee becomes a party to this Agreement pursuant to an instrument reasonably satisfactory to Parent. Following the Lock-Up Period, Principal Stockholder will not Transfer in excess of (i) 10% of its initial holdings of Parent Common Stock in any 30-day period or (ii) 20% of its initial holdings of Parent Common Stock in any 90-day period.

          3. Standstill. The "Standstill Period" will commence on the date hereof and extend until the first to occur of (a) the third anniversary of the Effective Date and (b) the date on which the Parent Board recommends a merger or other transaction which would result in a third party (together with its Affiliates) beneficially owning, in the aggregate, 50% or more of Parent Common Stock then outstanding (after giving effect to such transaction), or a third party (together with its Affiliates) acquires beneficial ownership of 50% or more of the then-outstanding Parent Common Stock (after giving effect to such transaction) through merger, purchase or otherwise. During the Standstill Period, except with the prior written consent of Parent, neither Principal Stockholder nor PubliGroupe Parent will, and neither Principal Stockholder nor PubliGroupe Parent will permit any of their respective Subsidiaries to, (i) in any manner acquire, agree to acquire or make any offer or other proposal to acquire, directly or indirectly, any securities, any business or any material asset of Parent or any of its Subsidiaries, except (A) securities issued pursuant to a stock split, stock dividend, rights offering or recapitalization approved by the Parent Board, provided that such transactions would not otherwise violate the provisions of this Section 3, and (B) for the acquisition of not more than 1% in the aggregate of the then-outstanding Parent Common Stock in open-market purchases during the Standstill Period, (ii) make any proposal to enter into, directly or indirectly, any merger or business combination involving Parent or any of its Subsidiaries, (iii) participate, directly or indirectly, in any "solicitation" of "proxies" (as such terms are used in the proxy rules of the SEC) to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of Parent or any of its Subsidiaries, in any manner which has not been recommended by the Parent Board, (iv) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of Parent or any of its Subsidiaries, other than a "group" composed solely of Principal Stockholder and wholly owned Subsidiaries thereof, (v) otherwise act, alone or in concert with others, to seek to control or influence the management policies or actions of Parent, including without limitation any proposal to effect any recapitalization, disposition of assets, dividend, distribution or liquidation,
(vi) disclose any intention, plan or arrangement inconsistent with the foregoing clauses (1) through (v), or (vii) advise, assist or encourage any other Persons to take any action described in any of the foregoing clauses (i) through (v).

          4. Voting. From the date hereof until the fifth anniversary of the Effective Time, at any meeting of the stockholders of Parent, however called, and at any adjournment or postponement thereof, Principal Stockholder will (i) appear at the meeting or otherwise cause all shares of Parent Common Stock owned by it on the date hereof, together with any shares of Parent Common Stock acquired by it after the date hereof (its "Shares"), to be counted as present for the purposes of establishing a quorum and (ii) vote its Shares, or cause its Shares to be voted, in the manner recommended by the Parent Board as reflected in any proxy statement of Parent delivered to the stockholders of Parent in connection with any matter upon which the approval of the stockholders of Parent is solicited.

          5. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or facsimile, by registered or certified mail (postage prepaid, return receipt requested) or by a nationally recognized courier service to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 5):

                 If to Parent:
                 24/7 Media, Inc.
                 1250 Broadway, 28th Floor
                 New York, NY 10001-3701
                 Attention:  General Counsel
                 Fax:  (212) 760-2811

                 with a copy to:
                 Proskauer Rose LLP
                 1585 Broadway
                 New York, NY 10036
                 Attention:  Ronald Papa, Esq.
                 Facsimile:  (212) 969-2900


                 If to Principal Stockholder:

                 PubliGroupe USA Holding, Inc.
                 260 Fifth Avenue, 4th Floor
                 New York, NY 10001
                 Attention: Chief Financial Officer
                 Facsimile: (212) 725-4573

                 with a copy to:

                 Davis & Gilbert LLP
                 1740 Broadway
                 New York, NY 10019
                 Attention:  Brad J. Schwartzberg, Esq.
                 Facsimile:  (212) 468-4888

                 If to PubliGroupe Parent:

                 PubliGroupe S.A.
                 Avenue des Toises 12
                 CH-1002 Lausanne
                 Switzerland

                 with a copy to:

                 Davis & Gilbert LLP
                 1740 Broadway
                 New York, NY 10019
                 Attention:  Brad J. Schwartzberg, Esq.
                 Facsimile:  (212) 468-4888

          6. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner to the fullest extent permitted by applicable law.

          7. Assignment; Binding Effect; Benefit. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and permitted assigns any rights or remedies under or by reason of this Agreement.

          8. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

          9. Jurisdiction; Waiver of Jury Trial.Each party hereto irrevocably consents to the exclusive jurisdiction of any court located within the State of New York in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon it in any manner authorized by the laws of the State of New York and waives and covenants not to assert or plead any objection which it might otherwise have to such jurisdiction and such process. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION OR AGREEMENT CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

          10. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

          11. Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the parties with respect thereto.

          IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.





                                          24/7 MEDIA, INC.


                                          By:    /s/ David J. Moore
                                                -------------------
                                                Name:  David J. Moore
                                                Title:  President



                                          PUBLIGROUPE USA HOLDING, INC.


                                          By:    /s/ Walter Annasohn
                                                --------------------
                                                Name:  Walter Annasohn
                                                Title:  Director



                                          PUBLIGROUPE S.A.


                                          By:    /s/ Heinz Waegli
                                                -----------------
                                                Name:  Heinz Waegli
                                                Title:  CFO


                                          By:    /s/ Jean-Denis Briod
                                                ---------------------
                                                Name:  Jean-Denis Briod
                                                Title:  SVP